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NEWS RELEASE


                    TOWER SEMICONDUCTOR LTD. ANNOUNCES FAB 2
                FINANCING PACKAGE WITH BANKS AND MAJOR INVESTORS

       o AGREEMENT REACHED FOR FINAL MILESTONE PAYMENT BY MAJOR INVESTORS

        o BANKS AGREED TO DEFER REPAYMENT OF OVER $200 MILLION OF LOANS;
                           REPAYMENT TO BEGIN IN 2007

      o "SAFETY NET" OF UP TO AN ADDITIONAL $93 MILLION OF FUNDING ASSURED
                       BY ISRAEL CORPORATION AND THE BANKS

MIGDAL HAEMEK, Israel -- November 12, 2003 -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM) announced today that it has finalized the amendments with its banks and its major investors for the continued funding of the Fab 2 project.

Tower's major investors, SanDisk Corporation (Nasdaq: SNDK), Alliance Semiconductor (Nasdaq: ALSC), Macronix International (Nasdaq: MXICY), and Israel Corporation Technologies (ICTech), have amended their investment agreements, according to which these shareholders agreed to make the remainder of fifth and final milestone payment in an aggregate amount of $24.6 million. This is in addition to a payment of an aggregate amount of $15.7, which was previously made by these shareholders in connection with the fifth milestone. In addition, Tower's banks have finalized an amendment to Tower's Fab 2 credit facility, according to which Tower's initial principal payments on the loans will be deferred until 2007.

Carmel Vernia, Tower's Chairman and Chief Executive Officer, commented, "I am pleased that Tower now has been successful in finalizing these amendments, which provide it with the necessary financing for its continued ramp-up of the Fab 2 facility. We began commercial production at Fab 2 earlier this year, and with the funding arrangements announced today, we secured an important component of our financing plan towards completing the ramp- up of Fab 2 to its full capacity of 33,000 wafer starts per month. These financing arrangements will also enable us to further promote Fab 2 as a world-class fab with leading specialized technologies."

The main terms of the amendment to Tower's credit facility are:

     o Principal on loans will be repaid in 12 equal quarterly installments, beginning in the first quarter of 2007;


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     o    The credit facility's interest rate will be Libor plus 2.50%;

     o Tower will be required to raise additional funds in an amount equal to $152 million by the end of 2005;

     o In the event that Tower does not raise the additional funds by certain contractually committed dates, the banks may require Tower to commence a rights offering at pre-determined terms. In such rights offering, Israel Corporation has agreed to exercise the rights it receives in the rights offering. In addition, Israel Corporation has provided the banks with an undertaking to purchase additional Tower securities in a private placement. Israel Corporation's total commitment to invest in Tower's securities is limited to $50 million, and is subject to additional conditions. Upon such investment by Israel Corporation, the banks have agreed to extend additional loans in an aggregate amount of up to $43 million.

     o The exercise price of the warrants to purchase 400,000 shares previously issued to the banks was reduced from $6.20 to $6.17 per share. In addition, Tower will issue to the banks new 5 year warrants to purchase up to 896,596 shares at an exercise price of $6.17 per share;

The remainder of the fifth milestone payment in the aggregate amount of $24.6 million investment will include the issuance of Tower ordinary shares in an aggregate amount of $8.5 million at a purchase price of $2.983 per share (the 30-day average trading price when the amendment was originally approved by the Company's board of directors). For the $16.1 million remainder, Tower's major investors will be issued ordinary shares based on Tower's market price.

The amendments with Tower's banks and investors are subject to shareholders' approval, which the company expects to receive in December 2003. Additional information regarding these transactions will be available in a Proxy Statement to be distributed to shareholders and posted at www.towersemi.com on or about November 13, 2003.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.18 microns; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 microns and can produce up to 16,000 150 mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology. When complete, Fab 2 is expected to offer full production capacity of 33,000 200 mm wafers per month. The Tower Web site is located at www.towersemi.com.


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SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Our actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) Our need to obtain shareholders approval to our further revised fifth milestone arrangements and our financing package with our banks, (ii) fulfilling our closing conditions under our financing package agreement with our banks, (iii) obtaining the approval of the Israeli Investment Center to extend the five-year investment period under our Fab 2 approved enterprise program and of amendments to our modified business plan, (iv) market acceptance and competitiveness of the products to be manufactured by us for customers using these technologies, as well as obtaining additional business from new and existing customers, (v) our ability to obtain additional financing for the Fab 2 project from equity and/or wafer partners, the Israeli Investment Center, our banks, and/or other sources, as required under the Fab 2 business plan and pursuant to our agreements with our wafer and equity partners, banks and the Israeli Investment Center, (vi) ramp-up of production at Fab 2, (vii) completion of the development and/or transfer of advanced process technologies to be utilized in our existing facility and in Fab 2, (viii) initial production difficulties we may experience in connection with the functionality of the equipment installed in Fab 2 during its early manufacturing period, (ix) our need to hire a new Vice President of Sales and Marketing, (x) conditions in the market for foundry manufacturing services and for semiconductor products generally. A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent Annual Report on Form 20-F and Form F-3, as were filed with the Securities and Exchange Commission and the Israel Securities Authority.



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INVESTOR RELATIONS CONTACT
Sheldon Lutch
Fusion IR & Communications
+1 (212) 268 1816
sheldon@fusionir.com

PR AGENCY CONTACT
Bruce Hokanson
Loomis Group
+1 (360) 574 4000
hokanson@loomisgroup.com

CORPORATE CONTACT
Doron Simon
Tower Semiconductor USA
+1 (408) 330 6888
pr@towersemi.com